UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-257414

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator

of the Dominion Energy Salaried Savings Plan

Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy Salaried Savings Plan (the “Plan”), as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 27, 2022

We have served as the auditor of the Plan since 1988.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS:
Investments:
Plan's interest in the Master Trust (Note 3)	$2,240,478,621	$1,810,947,838
Investments held by the Plan—at fair value	2,568,979,775	2,732,578,287
Total investments	4,809,458,396	4,543,526,125
Receivables:
Notes receivable from participants	44,576,730	47,992,762
Participant contributions	2,501,335	849,662
Employer contributions	1,174,574	2,196,815
Accrued investment income	27,416	41,592
Receivables for securities sold	74,127,337	670,884
Total receivables	122,407,392	51,751,715
Total assets	4,931,865,788	4,595,277,840
LIABILITIES:
Payables for securities purchased	310,280	962,403
NET ASSETS AVAILABLE FOR BENEFITS	$4,931,555,508	$4,594,315,437

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS:
Contributions:
Participant contributions	$126,691,127
Rollover contributions	7,029,591
Employer contributions	55,865,667
Total contributions	189,586,385
Investment Income:
Interest	2,451
Dividends	39,306,790
Net appreciation in fair value of investments	185,691,020
Income from Master Trust	301,672,256
Net investment income	526,672,517
Other income (Note 6)	12,953,169
Interest income on notes receivable from participants	2,418,610
Total additions	731,630,681
DEDUCTIONS:
Benefits paid to participants	398,398,758
Administrative expenses	2,800,781
Total deductions	401,199,539
NET INCREASE IN NET ASSETS BEFORE TRANSFERS	330,431,142
TRANSFER OF ASSETS:
PLAN MERGER	1,910,144
PLAN TO PLAN TRANSFER, NET	4,898,785
Total transfer of assets	6,808,929
NET INCREASE IN NET ASSETS	337,240,071
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,594,315,437
End of year	$4,931,555,508

See notes to financial statements.

DOMINION ENERGY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020, AND FOR THE YEAR ENDED DECEMBER 31, 2021

1.	DESCRIPTION OF PLAN

The following description of the Dominion Energy Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

a.

General—The Plan is a defined contribution plan covering all salaried employees and certain former hourly employees of Dominion Energy, Inc. and its subsidiaries (the Participating Companies) (see Note 1.d.) who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Effective December 31, 2020, the Plan was amended to remove the 1,000 hour requirement for part-time employees. Dominion Energy, Inc. (Dominion Energy or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Northern Trust Company (Northern Trust) serves as the trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act provided fast and temporary relief for retirement plan sponsors and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Plan implemented the following relief provisions, which did not have a significant impact on the Plan’s net assets available for benefits.

• Coronavirus-related distribution– Participants could take a coronavirus-related distribution of up to $100,000 from their retirement plan without a 10% early withdrawal penalty. Eligible distributions could be taken up to December 31, 2020. Coronavirus-related distributions may be repaid within three years.

• Required minimum distributions (RMDs) – RMDs were suspended for 2020.

In December 2020, the Plan was amended to reflect these provisions as required by the CARES Act.

Effective December 1, 2021, the Birdseye Renewable Energy 401(k) Plan (the Birdseye Plan) merged into the Plan. As a result, the Birdseye Plan’s net assets available for benefits of $1,910,144, were transferred into the Plan.

b.

Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Effective July 1, 2021, the Plan added a Roth feature whereby participants may elect to make contributions on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Depending on a participant’s hire date, years of service, and the percentage of tax-deferred and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings depending upon plan entry date. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employees hired or rehired on or after July 1, 2021 are not eligible to participate in the pension plan offered by the Company but instead receive Company contributions under the Plan regardless of whether they elect to participate in the Plan.  Employees who elect to participate will also receive matching contributions in accordance with the Plan’s provisions. In the first quarter of 2022, certain existing participants of the pension plan had the option to voluntarily elect this enhanced feature of the Plan, which would be effective May 1, 2022.

Employees hired on or after January 1, 2008 are enrolled automatically into the Plan at a 4% tax-deferred contribution rate approximately 45 days after the date of hire or rehire unless an alternative election is made.  Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service.  This Plan also provides an employee directed auto-save feature.  The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

c.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Individual participant accounts invested in the Common Collective Trust Funds, the Intermediate Bond Fund and the separately managed accounts (SMA) are maintained on a unit value basis.  Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds and SMA, but have an interest therein represented by units valued as of the last business day of the period.  The various funds and SMA earn dividends and interest, which are automatically reinvested within the funds and SMA. Generally, contributions to and withdrawal payments from each fund and SMA are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.

Participants—Any subsidiary of Dominion Energy may adopt the Plan for the benefit of its qualified salaried and certain former hourly employees subject to approval of the Dominion Energy Board of Directors.

e.

Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions and related earnings after three years of service.

f.

Forfeited Accounts—At December 31, 2021 and 2020, forfeited nonvested accounts totaled $484,931 and $527,013, respectively. During the year ended December 31, 2021, $991,997 of forfeited nonvested accounts were used to reduce employer contributions.

g.	Investment Options
•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). Effective December 31, 2021, future contributions to the Dominion Stock Fund became limited to 20% of a participant’s total contribution. All of the Plan’s investments are participant directed.  The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (Master Trust) that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries as well as various investment funds at the trustee.

•

Employer Contributions—Employer matching contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

h.

Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Terminated participants may elect to continue repaying their loans, provided they establish a loan repayment schedule with the Plan recordkeeper.  Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.

Payment of Benefits—On termination of service, death, disability, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive quarterly, semi-annual or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options is deemed to be an election to defer distribution of their account until the minimum required distribution rules apply. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum.

j.

Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein.   Actual results could differ from those

estimates.
c.

Risks and Uncertainties—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Investments at December 31, 2021 and 2020, included $958,432,774 and $1,029,289,010, respectively, of the Dominion Stock Fund. This investment represents 20% and 23% of total investments at December 31, 2021 and 2020, respectively. A large decline in the market value of the Dominion Stock Fund could significantly affect the net assets available for benefits.

In addition, the novel coronavirus (COVID-19) outbreak, which was declared a pandemic by the World Health Organization on March 11, 2020, has negatively impacted the world economy. The outbreak of COVID-19 is still on-going and the extent of the impact of COVID-19 on the Plan’s net assets available for benefits and changes in net assets available is uncertain.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Note 4 for further information on fair value measurements.
e.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income from Master Trust includes dividend income and net realized and unrealized appreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned daily and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.

Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion Energy pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.

Transfers—In addition to the Plan, Dominion Energy also sponsors several other savings plans for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan.  If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2021, the Plan transferred $10,495,659 and $5,596,874 of participants’ assets in from and out to other plans, respectively.
j.

Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2021 and 2020.

3.	PLAN INTEREST IN MASTER TRUST

Certain of the Plan’s investments are held in a Master Trust that was established for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries. Investment income and expenses are allocated to the individual plans based upon average monthly balances invested by each participant.

The net assets of the Master Trust and the Plan’s interest in the Master Trust at December 31, 2021 and    2020 are summarized as follows:

	2021		2020
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities	$414,906,306	$339,744,260	$437,329,418	$359,811,095
Asset-backed securities	6,889,603	5,641,521	2,392,973	1,968,810
Common/collective trust funds(1)	1,703,905,613	1,508,340,717	1,266,379,542	1,133,841,549
Pooled separate account (Intermediate Bond)	358,929,024	306,761,424	284,020,959	248,407,650
Corporate stocks	—	—	67,384,850	59,768,724
Total Investments	$2,484,630,546	$2,160,487,922	$2,057,507,742	$1,803,797,828
Receivables	89,810,942	80,037,645	7,639,466	7,376,709
Payables	(57,331)	(46,946)	(256,236)	(226,699)
Total Master Trust	$2,574,384,157	$2,240,478,621	$2,064,890,972	$1,810,947,838
(1)

At December 31, 2021 and 2020, Master Trust amount includes short-term investment fund of $13,277,057 and $3,874,075, respectively, and Plan’s Interest in Master Trust amount includes short-term investment fund of $10,872,782 and $3,219,844, respectively. The short-term investment fund is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

   The net investment income for the Master Trust for the year ended December 31, 2021 was as follows:

Interest	$46,001
Dividends	2,439,090
Net investment appreciation	337,631,847
Net income of Master Trust	$340,116,938

4.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

➣	Quoted securities prices and indices
➣	Securities trading information including volume and restrictions
➣	Maturity
➣	Interest rates
➣	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value, which have been determined as follows:

•

Dominion Stock Fund—The Fund’s fair value has been determined by the custodian based on the fair value of the underlying investments within the fund. The Fund is made up of Dominion Energy common stock specific to the Plan and other employee benefit plans of Dominion Energy and its subsidiaries, which is valued at the closing price reported on the active market on which the securities trade, and a NT Collective Short Term Investment Fund which is a Common Collective Trust Fund. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.

•	Mutual Funds—Investments are valued at quoted market prices, which represent the value of shares held by the Plan at year-end.
•

Common Collective Trust Funds—Investments in common/collective trust funds are stated at the net asset value (NAV) as determined by the issuer of the common/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the funds to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the funds to other investment options based on participant elections (overnight liquidity is generally available).

•

Separately Managed Accounts—A portfolio of individual securities, such as short term securities, asset-backed securities or corporate stocks, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

•

Short-term and Asset-backed securities—Investments are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing values on yields currently available on comparable securities of issuers with similar credit ratings.  When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar securities, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risk or a broker quote, if available.

•	Corporate stocks—Investments are valued at the closing price reported on the active market on which the individual securities are traded.
•

Pooled separate account— Investment in pooled separate account is stated at the net asset value (NAV) as determined by the issuer of the fund and is based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The fund has a daily redemption frequency, has no unfunded commitments or notice period requirement for participants.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
b.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2021 and 2020:

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$958,432,774	$—	$—	$958,432,774	$1,029,289,010	$—	$—	$1,029,289,010
Mutual Funds	341,104,478	—	—	341,104,478	315,134,476	—	—	315,134,476
Total recorded at fair value	$1,299,537,252	$—	$—	1,299,537,252	$1,344,423,486	$—	$—	1,344,423,486
Assets recorded at NAV(1):
Common Collective Trust Funds(2)				1,269,442,523				1,388,154,801
Total				$2,568,979,775				$2,732,578,287
(1)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(2)

Included in the Common Collective Trusts is the NT Collective Short Term Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2021 and 2020:

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust:
Separately Managed Accounts:
Short-term securities	$—	$414,906,306	$—	$414,906,306	$—	$437,329,418	$—	$437,329,418
Asset-backed securities	—	6,889,603	—	6,889,603	—	2,392,973	—	2,392,973
Corporate stocks	—	—	—	—	67,384,850	—	—	67,384,850
Total recorded at fair value	$—	$421,795,909	$—	$421,795,909	$67,384,850	$439,722,391	$—	$507,107,241
Assets recorded at NAV(1):
Common Collective Trust Funds				1,703,905,613				1,266,379,542
Pooled separate account				358,929,024				284,020,959
Total assets recorded at NAV				2,062,834,637				1,550,400,501
Total investments				$2,484,630,546				$2,057,507,742
(1)

These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy. The total fair value of these investments is included in the table to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

5.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on August 25, 2017, in which the IRS stated that the

Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan and related trust are currently designed, have been amended and are being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In December 2021, a payroll wire for participant contributions was sent to the trustee and due to a file error $45,194 of the wire was not deposited into the trust account. The error was discovered and corrected in June 2022.  The delay in the deposit created a prohibited transaction under the Department of Labor regulations.  A Form 5330 will be filed with the IRS, if necessary, to remit excise taxes due on the contributions that were not remitted timely, and lost earnings will be remitted to the plan. The Company is in the process of self-correcting the late remittance, and therefore believes the Plan continues to be tax exempt.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2021, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust.  At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2021 and 2020 the Plan’s investment in the Dominion Stock Fund included 12,200,009 and 13,687,353 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $820 million and $904 million, respectively. During the year ended December 31, 2021, the Plan purchased $144 million and sold $228 million of common stock of Dominion Energy and recorded dividend income related to Dominion Energy common stock of approximately $33 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

In January 2019, Dominion Energy acquired SCANA Corporation (SCANA). In July 2020, the U.S. District Court for the District of South Carolina granted final approval of a settlement resolving claims in a securities class action brought by investors against SCANA.  Investors who purchased or otherwise acquired SCANA common stock during the period from October 27, 2015 through December 20, 2017, were eligible to participate in the settlement.  Certain participants in the Plan held interests in the SCANA Stock Fund, an investment fund in the Plan holding primarily shares of SCANA common stock during the settlement period. In September 2021, the Plan received $12,953,169 for claims submitted on behalf of these Plan participants. The proceeds are expected to be allocated to affected participant accounts in the third quarter of 2022.

7.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8.	SUBSEQUENT EVENTS

Subsequent events were evaluated through June 27, 2022, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

DOMINION ENERGY SALARIED SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

		(c)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Stock Fund		$958,432,774

		Common Collective Trust Funds:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**		1,439,897
	The Vanguard Group, Inc.	Target Retirement Income Trust Plus		49,256,836
	The Vanguard Group, Inc.	Target Retirement 2015 Trust Plus		39,798,492
	The Vanguard Group, Inc.	Target Retirement 2020 Trust Plus		94,531,480
	The Vanguard Group, Inc.	Target Retirement 2025 Trust Plus		224,670,314
	The Vanguard Group, Inc.	Target Retirement 2030 Trust Plus		210,927,586
	The Vanguard Group, Inc.	Target Retirement 2035 Trust Plus		175,674,968
	The Vanguard Group, Inc.	Target Retirement 2040 Trust Plus		129,890,890
	The Vanguard Group, Inc.	Target Retirement 2045 Trust Plus		130,380,271
	The Vanguard Group, Inc.	Target Retirement 2050 Trust Plus		119,227,588
	The Vanguard Group, Inc.	Target Retirement 2055 Trust Plus		61,685,902
	The Vanguard Group, Inc.	Target Retirement 2060 Trust Plus		19,946,851
	The Vanguard Group, Inc.	Target Retirement 2065 Trust Plus		12,011,448
				1,269,442,523
		Mutual Fund:
	American EuroPacific Growth Fund	International Equity Fund		341,104,478

		Total investments excluding interest in Master Trust		2,568,979,775

*	Various participants	Loans to Participants (maturing 2022 - 2030 at interest rates of 4.25% - 6.50%)		44,576,730

		Total assets (held at end of year)		$2,613,556,505
*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.
***	Cost information is not required for participant-directed investments.

DOMINION ENERGY SALARIED SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, Question 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Total that constitutes nonexempt prohibited transactions Contributions not corrected
Participant Contributions Transferred Late to Plan for the year ended December 31, 2021	$45,194

See accompanying Independent Auditors’ Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY SALARIED SAVINGS PLAN
(name of plan)

Date: June 27, 2022	/s/ Regina J. Elbert
Regina J. Elbert
Senior Vice President, Dominion Energy Services, Inc. Human Resources